

Sohel Kapadia · 3rd

 **Groomit for Pets, LL**

Serial Entrepreneur – Telecommunications – MVNO – Real
Estate – Pet Grooming on demand

Yonkers, New York · 500+ connections · **Contact info**

Featured



Black Wireless
YouTube



SOHEL Distributor

Experience



Chief Executive Officer

Groomit for Pets, LLC · Full-time

Jul 2019 – Present · 1 yr 2 mos

Greater New York City Area



House Calls for Everything!

CEO



SDI-Sohel Distributors

Jan 1996 – Present · 24 yrs 8 mos

Greater New York City Area

SDI was found to cater for all immigrants in USA t⟨
SDI Network with indirect and direct distribution ⟨
locations and service over 10 million monthly use⟨

CEO

SDI Telecom

Jan 2014 – Present · 6 yrs 8 mos

Greater New York City Area

SDI Telecom buys and sells wholesale termination⟨
have over 100 direct interconnections.

CEO

Black011 B2B Solutions

Jan 2011 – Present · 9 yrs 8 mos

Greater New York City Area

Black011 B2B Solution is a web portal that connects over 50,000 Retail Locations in USA with
our Platform. Black011 has over 1 million monthly users. We offer multiple services like Mobile
Sim Cards, Pay International Bills, Mobile Bills, International Top Ups and International Long
Distance Services.

CEO



Black Wireless

Jan 2013 – Present · 7 yrs 8 mos

Greater New York City Area

Black Wireless is a prepaid wireless service, providing low cost wireless service like talk, text,
data and international calling. For more infos check www.blackwireless.com

CEO / Founder

Fisk Management LLC

Sep 2011 – Present · 9 yrs
Greater New York City Area
Luxury Home Developments



CEO / Co Founder
Groomit for Pets
May 2017 – Jun 2019 · 2 yrs 2 mos
Greater New York City Area

Groomit is an app Based on demand service, offer
Convenient at your time & your place.

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Education

Navsari
Bachelor's degree, Mathematics
1990 – 1992

Skills & Endorsements

Business Development · 15

 Endorsed by **Al Obregon, who is highly skilled at this**

Management · 12

Endorsed by **Kirit panchamia, who is highly skilled at this**

Business Strategy · 8

Arturo Del Rio Jr and 7 connections have given endorsements for this skill

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Recommendations

Received (1)　　　　**Given (0)**

Rafael Luces　　　　　　His company have



**Director of Business
Development at RL Telecom
Strategies Inc.**

region

February 10, 2013, Sohel was a
client of Rafael's

Interests



Accel

112,051 followers





SDI-Sohel Distributors

132 followers





Black Wireless

92 followers



See all